Silver Elephant Increases Private Placement to
$1,182,650 and Closes the First Tranche for $675,000

Vancouver, British Columbia, March 23, 2023 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces that, further to its news release dated March 13, 2023, it has successfully closed the first tranche  of its previously announced private placement (the "Placement") and issued an aggregate of 1,500,000 Units for gross proceeds of $675,000. Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years. No Finder's Fee was payable in connection with the first tranche closing.

Furthermore, The Company announces that it has increased the size of the Placement to 2,628,111 units for aggregate gross proceeds of $1,182,650.

The securities issued as part of the Placement will be subject to a hold period of four months plus one day from the date of issue.

A Finder's Fees of 7% Finder's Units may be payable in connection with the Placement in accordance with the policies of the TSX.  Each Finder's Unit will consist of one common share of the Company and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years.

Proceeds of the Placement are expected to be used for exploration, working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company, with its flagship Pulacayo silver project in Bolivia. It also owns 100% of Mega Thermal Coal Corp and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity and royalty investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this or other news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "targets", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.